NEWS RELEASE                                                                      September 15, 2006

CANETIC RESOURCES TRUST ANNOUNCES MONTHLY DISTRIBUTION

CALGARY, ALBERTA (CNE.UN – TSX; CNE – NYSE)– Canetic Resources Trust is pleased to announce that a cash distribution of C$0.23 per trust unit will be paid on October 13, 2006 to unitholders of record on September 29, 2006. The trust units of Canetic will commence trading on an ex-distribution basis on September 27, 2006. Using a Canadian to U.S. dollar exchange rate of $0.89, the distribution amount is approximately U.S $0.20 per Trust Unit. The actual U.S. dollar equivalent distribution for unitholders who hold units through a brokerage firm will be based upon the U.S./Canadian exchange rate in effect on the payment date, net of applicable Canadian withholding taxes.  Registered unitholders are paid directly by Canetic’s transfer agent, Computershare, and the distribution will be based on the U.S./Canadian exchange rate as of the date of record, net of applicable Canadian withholding taxes.

Canetic, together with its predecessor, Acclaim Energy Trust, has the objective of providing consistent cash distributions and has provided unitholders with stable or increasing distributions for more than four years.

Canetic Resources Trust trades on the TSX and the NYSE and was formed on January 5, 2006, from the merger of Acclaim Energy Trust and StarPoint Energy Trust. Canetic is one of the largest producers in the conventional oil and gas trust sector, with a current production mix of 53 percent oil and liquids and 47 percent natural gas.  The Trust has long life high quality assets in western Canada with approximately a 9 year reserve life index on a proved plus probable basis.  For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info@canetictrust.com or by toll free telephone at 1-877-539-6300.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

(403) 539-6300

Toll Free – 1-877-539-6300

info@canetictrust.com

www.canetictrust.com

ADVISORY: Certain information regarding Canetic Resources Trust including management’s assessment of reserve estimates,  production estimates, exchange rates,  Canadian withholding taxes  and Canetic's distribution policy may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions,  ability to access sufficient capital from internal and external sources; failure to obtain required regulatory approvals, changes in legislation, including but not limited to tax laws and environmental regulations.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Canetic’s operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the EDGAR website (www.edgar.com) or at Canetic's website (www.canetictrust.com).